Exhibit 99.1

Santiago, September 6, 2019

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mr. President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045, the administrative norms, and numeral 1 and 3 of Title VIII “Of the Registrar of Card Operators” of Chapter III.J.2. “Payment Card Operations” in the Central Bank of Chile Financial Norms Compendium, we inform the decision of Banco Santander Chile to operate Payment Cards.

Sincerely,

Guillermo Sabater

Subrogee Chief Executive Officer

C.c:

- Santiago Stock Exchange